SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 4 - Final Amendment

Easton Bancorp, Inc.

(NAME OF THE ISSUER)

Easton Bancorp, Inc.

Jack H. Bishop, D.D.S.

J. Parker Callahan, Jr.

Charles T. Capute

Stephen W. Chitty

J. Frederick Heaton D.M.D.

W. David Hill, D.D.S.

Thomas E. Hill

William C. Hill, P.D.

William R. Houck, D.D.S.

David F. Lesperance

Vinodrai Mehta, M.D.

R. Michael S. Menzies, Sr.

Pamela A. Mussenden

Mahmood S. Shariff, M.D.

James B. Spear, Sr.

Myron J. Szczukowski, Jr., M.D.

Sheila A. Wainwright

Jerry L. Wilcoxon

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

277496-10-5

(CUSIP Number of Class of Securities)

R. Michael S. Menzies

President

Easton Bancorp, Inc.

501 Idlewild Avenue

Easton, Maryland 21601

(410) 819-0300

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Sanford M. Brown, Esq.

Bracewell & Patterson, L.L.P.

500 N. Akard, Suite 4000

Dallas, Texas 75201-3387

(214) 758-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee
$3,024,402	$2,490.76

(1) The transaction value was determined based upon the product of (a) 185,660 shares of common stock estimated to be acquired from shareholders in the merger and (b) the merger consideration of $16.29 per share. The filing fee was determined based upon the product of (a) the 764,507 shares of common stock issued and outstanding, to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $16.29 per share of common stock.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,490.76

Form or Registration No.: Schedule 14A

Filing Party: Easton Bancorp, Inc.

Date Filed: June 17, 2004

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Easton Bancorp, Inc., a Maryland corporation and registered bank holding company (“Easton”), (2) Jack H. Bishop, D.D.S., J. Parker Callahan, Jr., Charles T. Capute, Stephen W. Chitty, J. Frederick Heaton D.M.D., W. David Hill, D.D.S., Thomas E. Hill, William C. Hill, P.D., William R. Houck, D.D.S., David F. Lesperance, Vinodrai Mehta, M.D., R. Michael S. Menzies, Sr., Pamela A. Mussenden, Roger A. Orsini, M.D., Mahmood S. Shariff, M.D., James B. Spear, Sr., Myron J. Szczukowski, Jr., M.D., Sheila A. Wainwright, and Jerry L. Wilcoxon. This Schedule 13E-3 relates to the merger of Easton Facilitation, Inc., a newly-formed, wholly-owned subsidiary of Easton (“merger subsidiary”), with and into Easton pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003 (the “merger agreement”), between Easton and merger subsidiary. Merger subsidiary is not a filing party of this Amendment No. 4 to Schedule 13E-3 because it was merged with and into Easton, with Easton as the surviving corporation.

This Amendment No. 4 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act. At a special meeting of the stockholders of Easton held on June 16, 2004 (the “special meeting”), the stockholders approved and adopted the merger agreement and the merger contemplated thereby. Easton and merger subsidiary subsequently filed Articles of Merger with the Maryland Department of Assessments and Taxation and the merger became effective on June 17, 2004 at 12:01 a.m., eastern daylight time (“Effective Time”).

Pursuant to the terms of the merger agreement, each share of Easton common stock, par value $0.10 per share (“Easton common stock”), held of record by a stockholder who owned, as of the Effective Time, fewer than 1,500 shares of Easton common stock, was converted into the right to receive $16.29 per share in cash from Easton, without interest. Each share of Easton common stock held of record by a stockholder who owned, as of the Effective Time, 1,500 or more shares, was not effected by the merger and remains validly issued and outstanding. All stock options were treated in connection with the merger in the manner described in the Proxy Statement (as defined below). As a result of the merger, there are now fewer than 300 holders of record of Easton common stock.

Easton issued a press release on June 17, 2004 announcing the consummation of merger. A copy of the press release is attached as Exhibit 99.1 to the Form 8-K filed by Easton on June 17, 2004.

On May 14, 2004 Easton filed a definitive proxy statement (“Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in this Proxy Statement and the schedules, exhibits, appendices and annexes thereto.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 5 is hereby amended and supplemented as follows:

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(b) Significant Corporate Events. At the special meeting, the stockholders of Easton voted to approve the merger agreement. The merger agreement was approved by the holders of approximately 78.8% of the issued and outstanding shares of Easton common stock as of May 7, 2004, the record date for the special meeting. Articles of Merger were filed with the Maryland Department of Assessments and Taxation and the merger became effective at the Effective Time. Easton has made arrangements with The Bank of New York, as exchange agent, to send to the holders of Easton common stock as of the Effective Time a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Easton common stock. On June 17, 2004, Easton filed with the SEC a certificate and notice of termination of registration on Form 15 to provide notice of the termination of registration of the Easton common stock.

Item 6 is hereby amended and supplemented as follows:

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006

(c) Plans. The merger was consummated on June 17, 2004.

ITEM 16. EXHIBITS

Item 1016

(a)(i) Definitive Proxy Statement on Schedule 14A, including all appendices thereto, filed with the SEC on May 14, 2004 (incorporated herein by reference).

(a)(ii) Press Release issued by Easton on December 4, 2003 and related Letter to Shareholders dated December 4, 2003 issued by Easton on December 4, 2003 (incorporated herein by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by Easton on December 31, 2003).

(a)(iii) Press release issued by Easton on June 17, 2004 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Easton on June 17, 2004).

(c)(i) Opinion of Baxter Fentriss and Company, dated December 4, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii) Valuation of a minority interest of common stock of Easton Bancorp, Inc. presented by Baxter Fentriss and Company to the Board of Directors of Easton, dated November 12, 2003.*

(d)(i) Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003, by and between Easton and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii) Easton Bancorp, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-18, File No. 33-43317).

(d)(iii) Non-Qualified Stock Option Agreement with R. Michael S. Menzies, dated May 1, 1999 (incorporated by reference to Exhibit 10.4 of the Easton Annual Report on Form 10-KSB filed on March 28, 2000 for the year ended December 31, 1999).

(f) Title 3, Subtitle 2 of the Maryland General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g) Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date	EASTON BANCORP, INC.

June 17, 2004	By:	/s/ R. Michael S. Menzies
R. Michael S. Menzies, President

EASTON FACILITATION, INC.

June 17, 2004	By:	/s/ R. Michael S. Menzies
R. Michael S. Menzies, President

Date June 17, 2004	By:	Signature /s/ Jack H. Bishop, D.D.S.*
Jack H. Bishop, D.D.S.

June 17, 2004	By:	/s/ J. Parker Callahan, Jr.*
J. Parker Callahan, Jr.

June 17, 2004	By:	/s/ Charles T. Capute*
Charles T. Capute

June 17, 2004	By:	/s/ Stephen W. Chitty*
Stephen W. Chitty

June 17, 2004	By:	/s/ J. Frederick Heaton, D.M.D.*
J. Frederick Heaton, D.M.D.

June 17, 2004	By:	/s/ W. David Hill, D.D.S.*
W. David Hill, D.D.S.

June 17, 2004	By:	/s/ Thomas E. Hill*
Thomas E. Hill

June 17, 2004	By:	/s/ William C. Hill, P.D. *
William C. Hill, P.D.

June 17, 2004	By:	/s/ William R. Houck, D.D.S.*
William R. Houck, D.D.S.

June 17, 2004	By:	/s/ David F. Lesperance*
David F. Lesperance

June 17, 2004	By:	/s/ R. Michael S. Menzies
R. Michael S. Menzies

June 17, 2004	By:	/s/ Vinodrai Mehta, M.D.*
Vinodrai Mehta, M.D.

June 17, 2004	By:	/s/ Pamela A. Mussenden
Pamela A. Mussenden

June 17, 2004	By:	/s/ Roger A. Orsini, M.D.*
Roger A. Orsini, M.D.

June 17, 2004	By:	/s/ Mahmood S. Shariff, M.D.*
Mahmood S. Shariff, M.D.

June 17, 2004	By:	/s/ James B. Spear, Sr. *
James B. Spear, Sr.

June 17, 2004	By:	/s/ Myron J. Szczukowski, Jr., M.D.*
Myron J. Szczukowski, Jr., M.D.

June 17, 2004	By:	/s/ Sheila A. Wainwright*
Sheila A. Wainwright

June 17, 2004	By:	/s/ Jerry L. Wilcoxon*
Jerry L. Wilcoxon

June 17, 2004	*By:	/s/ R. Michael S. Menzies
R. Michael S. Menzies Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Definitive Proxy Statement on Schedule 14A including all appendices thereto filed with the SEC on May 14, 2004 (incorporated herein by reference).

(a)(ii)	Press Release issued by Easton on December 4, 2003 and related Letter to Shareholders dated December 4, 2003 issued by Easton on December 4, 2003 (incorporated herein by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8 K filed by Easton on December 31, 2003).

(a)(iii)	Press release issued by Easton on June 17, 2004 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Easton on June 17, 2004).

(c)(i)	Opinion of Baxter Fentriss and Company dated December 4, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(ii)	Valuation of a minority interest of common stock of Easton Bancorp, Inc. presented by Baxter Fentriss and Company to the Board of Directors of Easton, dated November 12, 2003.*

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of December 5, 2003, by and between Easton and merger subsidiary (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(ii)	Easton Bancorp, Inc. 1991 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of the Registration Statement on Form S-18, File No. 33-43317).

(d)(iii)	Non-Qualified Stock Option Agreement with R. Michael S. Menzies, dated May 1, 1999 (incorporated by reference to Exhibit 10.4 of the Easton Annual Report on Form 10-KSB filed on March 28, 2000 for the year ended December 31, 1999).

(f)	Title 3, Subtitle 2 of the Maryland General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)	Not applicable.

*	Previously filed.